Exhibit 99.4

June 13, 2019

To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and Chairman of the Board
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Notice Regarding the Appointment of Independent Auditor

FRONTEO, Inc. (the “Company”) announces that at a meeting of the board of directors of the Company held on June 13, 2019, the board of directors resolved to discuss a matter regarding “Appointment of Independent Auditor” at the 16th Ordinary General Meeting of Shareholders to be held on June 29, 2019.

Please note that the proposal above is based on a resolution by the Company’s Audit and Supervisory Board.

1.              Effective date of the appointment

June 29, 2019 (scheduled date of the 16th Ordinary General Meeting of Shareholders).

2.              Reason for the appointment of independent auditor

As communicated in the “Notice Concerning Change of External Auditor and the Appointment of a Temporary Auditor” issued on July 17, 2018, the Company appointed BDO Sanyu & Co. (BDO) as its temporary auditor based on the resolution of the Company’s Audit & Supervisory Board on the same date, which appointment remains effective until today.

BDO’s term of office as the Company’s temporary auditor is set to terminate on June 29, 2019 at the conclusion of the 16th Ordinary General Meeting of Shareholders; however, the Company proposes to reappoint BDO as the Company’s independent auditor based on a comprehensive review of BDO’s performance, audit quality control systems, independence, expertise, and audit continuity.

3.              Overview of the independent auditor to be appointed

(As of April 1, 2019)

Name	BDO Sanyu & Co.
	Main office:
	Tokyo office:	STEC Bldg., 15th Floor 1-24-1 Nishi-shinjuku, Shinjuku-ku, Tokyo
	Other offices:
Offices	Sapporo office:	Sapporo Odori Nishi 4 Bldg., 3rd Floor 4-6-1 Odorinishi, Chuo-ku, Sapporo
	Nagoya office:	Horiuchi Bldg., 4th Floor 3-25-9, Meieki, Nakamura-Ku, Nagoya
	Osaka office:	Aqua Dojima NBF Tower 14th Floor 1-4-16 Dojimahama, Kita-ku, Osaka
	Fukuoka office:	Tenjin-Mitsui Bldg., 8th Floor 2-14-13 Tenjin, Chuo-ku, Fukuoka

	October 1986	Establishment of Sanyu & Co.
	July 1987	Establishment of Osaka Office
History	December 1990	Establishment of Fukuoka Office
	April 1996	Changed name to BDO Sanyu & Co.
	July 1996	Establishment of Nagoya Office
	July 2015	Establishment of Sapporo Office

Partnership with an overseas office	January 1996	Entered into a business alliance agreement with BDO International Limited (previously known as BDO Binder BV)

Number of members and clients	Number of members
	Partner		30
	Employees:	Certified Public Accountant	109
		Auditor	55
		Consultant	4
		Administrative staff	26
	Management Supervisory Committee Member		3
	Total		227
	Number of clients		213